Exhibit 99.3

Press Release

Filing of the 2025 U.S. Form 20-F and French “Document d’Enregistrement Universel” containing the Annual Financial Report

Paris, February 17, 2026. Sanofi announces today the filing of its Form 20-F with the U.S. Securities and Exchange Commission (SEC) and its “Document d’Enregistrement Universel” containing its Annual Financial Report with the French market regulator Autorité des marchés financiers (AMF).

These documents are available on the company’s website:

https://www.sanofi.com/en/investors/reports-and-publications/financial-reports-and-regulated-information

In addition, the Form 20-F is available on the website of the SEC (www.sec.gov) and the “Document d’Enregistrement Universel” is available on the website of the AMF (www.amf-france.org). A hard copy of these documents, each of which contains our complete audited financial statements, may be received free of charge, upon request.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and creating compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

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